EXHIBIT 99.1

October 5, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES PHASE 1 BRINE PROCESS TESTING RESULTS – PRODUCTION OF LITHIUM

CARBONATE SAMPLES IMMINENT

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce an update to the ongoing development work at the Maricunga lithium brine project in Chile, where it holds a 17.7% free-carried interest.

Maricunga Development Highlights

•         Stage 1 testing complete with attainment of 5% lithium concentration

•         Production of first lithium carbonate (Li2CO--3) and potash (KCl) samples expected in Q4/17

•         Production testing of lithium and potash extraction at an advanced stage with top-tier firms including Veolia, GEA, Andritz and FLSmidth

•         All production processes utilize conventional and proven evaporation ponds and process technology which minimizes the potential for production or cost risks to the project

•         Timelines remain on schedule with Pre-Feasibility Study in Q4/17 and Definitive Feasibility Study in H1/18

Process Design Testwork

Further to the previous announcement (c.f. June 13th, 2017 press release), the Maricunga joint venture is currently working with tier 1 equipment suppliers including Veolia, GEA, Andritz and FLSmidth to undertake pilot plant test work utilizing brine sourced from the Maricunga project. Brine from the project has now been concentrated to a 5% lithium solution, with the subsequent pilot plant test work to produce lithium carbonate (Li2CO--3) and potash (KCl) expected by the end of the year (Q4/17). The testwork is focused on optimizing the lithium and potassium production at the lowest cost process. Testwork is well advanced and in the coming months, final adjustments will be made to optimise the brine polishing sequence, which will also be completed by year-end 2017. The current process flow sheet diagram, which is subject to ongoing optimisation, is presented in Figure 1.

Evaporation Pond Design

WorleyParsons has undertaken geotechnical sampling and site evaluation in the area where the evaporation ponds will be located to finalize pond design as part of the feasibility study. The project will use the conventional method of solar evaporation to pre-concentrate the brine before final processing into lithium carbonate and potash. The proposed location of the ponds is just north of the salar due to favorable local topography and availability of aggregate for pond construction.

Project Engineering Design and Pre-Feasibility Study

WorleyParsons is well advanced on the design for the process plant and other site infrastructure, with the CAPEX and OPEX of the project anticipated with the release of the PFS in Q4/17. Preliminary results regarding these outcomes have been very promising.

Figure 1: Process Block Diagram – Lithium Carbonate and Potassium Chloride Plants

Source: WorleyParsons, Minera Salar Blanco, and Lithium Power International

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Jeremy Poirier, CEO of Bearing, commented: “after having completed the merger with Li3 Energy, our focus needs to be on working with our partners and the MSB management team to unlock the value of the Maricunga project. After the significant increase in resources highlighted by the recent NI 43-101 and JORC reports, the development program continued moving forward at a fast pace. The brine processing tests are going well and the PFS and EIA are on schedule. The importance of the hydrogeological model cannot be understated as it forms the basis for any future exploitation of the salar. Maricunga is the only project in the salar that has this work at such an advanced stage. We commend the work of the MSB management team to date and look forward to providing further updates.”

Don Hains, P.Geo., who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in H1/18, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

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FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Prefeasibility Study, and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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